Mail Stop 4561

September 19, 2008

Mr. Craig A. Waltzer
Chief Financial Officer
Aventura Holdings, Inc.
5555 Anglers Avenue
Suite 9
Fort Lauderdale, Florida 33312

> **Re: Aventura Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 003-42498**

Dear Mr. Waltzer:

        We have completed our review of the disclosures pertaining to the evaluation of your internal control over financial reporting and disclosure controls and procedures and have no further comments at this time.

                                                Sincerely,

                                                Hugh West
                                                Accounting Branch Chief